Execution Version

MASTER SUBADVISORY FEE WAIVER AGREEMENT

This MASTER SUBADVISORY FEE WAIVER AGREEMENT (“Agreement”) is dated as of September 28, 2023, by and between THE VARIABLE ANNUITY LIFE INSURANCE COMPANY, a Texas life insurer (the “Adviser”) and SUNAMERICA ASSET MANAGEMENT, LLC, a Delaware limited liability company (the “Subadviser”).

WITNESSETH:

WHEREAS, the Adviser and VALIC Company I, a Maryland corporation (the “Company”), on behalf of each of its series from time to time set forth in Schedule A attached hereto (each, a “Fund” and collectively, the “Funds”), severally and not jointly, are parties to that certain Investment Advisory and Management Agreement dated January 1, 2002 (as amended, restated or otherwise modified from time to time, the “Advisory Agreement”), pursuant to which the Adviser serves as the investment adviser to each Fund; and

WHEREAS, the Adviser and the Subadviser are parties to certain Subadvisory Agreements dated January 1, 2002, March 26, 2010, and June 16, 2014 (each, as amended from time to time, a “Subadvisory Agreement,” and collectively the “Subadvisory Agreements”), pursuant to which the Subadviser provides subadvisory services to each Fund; and

WHEREAS, the Adviser pays the Subadviser, as compensation for services provided to the Funds, a subadvisory fee at the annual rates set forth in the Subadvisory Agreements (the “Subadvisory Fee”); and

WHEREAS, the Subadviser has agreed to waive a portion of its Subadvisory Fee under the applicable Subadvisory Agreement with respect to each Fund (the “Subadvisory Fee Waiver”). The Adviser and Subadviser, therefore, wish to enter into this Agreement to effect the Subadvisory Fee Waiver for each Fund on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants set forth herein and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

1.

Subadvisory Fee Waiver. During the Term (as defined in Section 2 below), the Subadviser shall waive a portion of its Subadvisory Fee under the relevant Subadvisory Agreement with respect to each Fund so that the Subadvisory Fee payable by the Adviser is equal to the rate set forth in Schedule A attached hereto.

2.

Term; Termination. The term of the Subadvisory Fee Waiver with respect to a Fund shall begin on the effective date hereof of this Agreement (or on the date on which a Fund is added to Schedule A, if later, pursuant to Section 4) and shall continue in effect until the close of business on the date set forth on Schedule A (or such other date as agreed to in writing between the Adviser and the Subadviser) (“Term”) unless the Subadvisory Fee Waiver is earlier terminated with respect to such Fund by the Board of Directors of the Company (the “Board”), including a majority of the independent directors. Independent directors are directors who are not deemed to be “interested persons” of the Company, as defined under Section 2(a)(19) of the Investment Company Act of 1940, as amended.

The Term of the Subadvisory Fee Waiver with respect to a Fund may be continued from year to year thereafter provided each such continuance is agreed to by the Subadviser. Upon termination of the relevant Subadvisory Agreement with respect to a Fund, this Agreement shall automatically terminate with respect to such Fund.

3.	Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to principles of conflicts of law.

4.

Amendments. This Agreement may be amended by mutual consent of the parties hereto in writing. Schedule A to this Agreement may be amended from time to time to reflect the termination and/or modification of any Subadvisory Fee Waiver with respect to a Fund or class thereof or the addition of a Fund. With respect to any Fund that is added to Schedule A hereto after the date of this Agreement, this Agreement shall become effective with respect to such Fund on the date Schedule A is amended to reflect the addition of the Fund under this Agreement, subject to obtaining the requisite approval from the Board.

5.

Headings. The headings in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

6.	Entire Agreement. This Agreement constitutes the whole agreement between the parties and supersedes any previous fee waiver agreement relating to the Funds covered by this Agreement.

7.

Notices. All notices required or permitted to be given under this Agreement shall be in writing, shall specifically refer to this Agreement, and shall be addressed to the appropriate party at the address specified below, or such other address as may be specified by such party in writing in accordance with this Section, and shall be deemed to have been properly given when delivered or mailed by U.S. certified or registered mail, return receipt requested, postage prepaid, or by reputable courier service:

If to the Subadviser:

SunAmerica Asset Management, LLC

30 Hudson Street, 16th Floor

Jersey City, NJ 07302

Attention: General Counsel

If to the Adviser:

The Variable Annuity Life Insurance Company

2929 Allen Parkway

Houston, TX 77019

Attention: General Counsel

8.

Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com or www.echosign.com, or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Agreement as of the date first above written.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

By:	/s/ Thomas M. Ward
Name:	Thomas M. Ward
Title:	Authorized Signatory

SUNAMERICA ASSET MANAGEMENT, LLC

By:	/s/ John T. Genoy
Name:	John T. Genoy
Title:	President

Schedule A

Master Subadvisory Fee Waiver Agreement

(Dated as of September 28, 2023)

Fund Name	Subadvisory Fee Payable (based on average daily net assets)	Expiration Date
Growth Fund[1]	0.02% on the first $1 billion 0.01% over $1 billion	9/30/2024
International Equities Index Fund	0.060% on the first $500 million 0.050% over $500 million	9/30/2024
International Socially Responsible Fund	0.150% on the first $500 million 0.125% on the next $500 million 0.100% over $1 billion	9/30/2024
Nasdaq-100® Index Fund	0.070% on the first $250 million 0.050% on the next $250 million 0.030% over $500 million	9/30/2024
Stock Index Fund[1]	0.02% on the first $1 billion 0.01% over $1 billion	9/30/2024
U.S. Socially Responsible Fund	0.07% on the first $1 billion 0.06% over $1 billion	9/30/2024

[1]	The Subadviser shall be paid a composite fee based on the aggregate assets it manages for the Growth Fund and the Stock Index Fund.